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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                              MK Resources Company
                           (formerly MK Gold Company)
                                (Name of Issuer)

    Common Stock, $0.01 par value                          55305P 10 0
   (Title of class of securities)                         (CUSIP number)

                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 8, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 5 pages)

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

----------------------------------------------------------------------              ------------------------------------------------
CUSP No.  527288 5 10 4                                                    13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [  ]
                                                                                                                         (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [  ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           82,828,119*
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      82,828,119*
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        82,828,119*

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [  ]
                    See Item 5.
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   88.7%*

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------

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*    Includes 55,615,384 shares issuable upon conversion of the Company's indebtedness to Leucadia under the Credit Agreement between the parties outstanding at August 8, 2005.

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
Item 1.        Security and Issuer.
               -------------------

           This Statement constitutes Amendment No. 12 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction.
               ----------------------

           On August 8, 2005, MK Resources issued a press release (the "MK Resources Press Release") announcing the declaration by the board of directors of MK Resources of a dividend of one deferred valuation right (a "DVR") per share on the Common Stock payable to all stockholders of record at the close of business on August 18, 2005 (the "Record Date"). As stated in the MK Resources Press Release, each DVR will entitle a stockholder of record on the Record Date to receive an amount equal to its pro rata share of the proceeds, if any, after deducting all expenses, from the orderly sale of the 4,821,905 common shares of Bear Creek Mining Corporation ("Bear Creek") owned by MK Resources, after deducting from such net sale proceeds $2,804,327 (the aggregate market value of 4,821,905 Bear Creek common shares at May 2, 2005, based on the closing sale price for Bear Creek common shares on that date).

           On August 8, 2005, Leucadia consented to the declaration and payment of the dividend of the DVR, and waived any breach by MK Resources of any of its representations, warranties, covenants or agreements set forth in the Agreement and Plan of Merger, dated as of May 2, 2005, among Leucadia, MK Resources and Marigold Acquisition Corp. ("Merger Sub"), and the Credit Agreement, dated as of March 1, 1998, as amended, between Leucadia and MK Resources, or any default under those agreements that may result, directly or indirectly, as a result of the declaration or payment of the dividend of the DVR.

           The MK Resources Press Release also announced MK Resources' agreement to provide certain contractual appraisal rights to all record stockholders of MK Resources who continuously hold shares of Common Stock through the effective time of the proposed merger of Merger Sub, a wholly owned subsidiary of Leucadia, with and into MK Resources pursuant to the Merger Agreement (the "Merger").

           In connection with the proposed Merger, Leucadia has filed a registration statement (File No. 333-125806) with the Securities and Exchange Commission (the "SEC"). MK RESOURCES STOCKHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND THE OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION RELATING TO THE MERGER. Free copies of these documents and other documents containing information about Leucadia and MK Resources, may be obtained without charge, at the SEC's website at www.sec.gov. Free copies of Leucadia's filings may also be obtained by directing a request to Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010, Attention: Corporate Secretary, and free copies of MK Resources' filings may also be obtained by directing a request to MK Resources Company, 60 East South Temple, Suite 1225, Salt Lake City, Utah 84111,
Attention: Secretary.

           Leucadia, MK Resources and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of MK Resources in respect of the proposed Merger. Information regarding Leucadia's directors and executive officers is available in Leucadia's proxy statement for its 2005 annual meeting of stockholders, dated April 22, 2005, and information regarding MK Resources' directors and executive officers is available in MK Resources' Form 10-K/A for the fiscal year ended December 31, 2004, dated April 28, 2005. Additional information regarding the interests of such potential participants is included in the registration restatement, and the proxy statement/prospectus included therein, and the other documents relating to the proposed Merger filed with the SEC.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2005

                                            LEUCADIA NATIONAL CORPORATION

                                            By:      /s/ Joseph A. Orlando
                                                     ---------------------------
                                               Name:   Joseph A. Orlando
                                               Title:  Vice President and
                                                       Chief Financial Officer








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